Exhibit 21.1
Albany Molecular Research, Inc.
Subsidiaries

AMRI Bothell Research Center Inc.
AMRI Rensselaer, Inc.
Albany Molecular Research Singapore Research Centre, PTE. LTD.
Albany Molecular Research Hyderabad Research Centre, PTE. LTD.
AMRI India Pvt. Ltd.
Albany Molecular Research Mauritius Pvt. Ltd.
FineKem Laboratories Pvt. Ltd.
Albany Molecular Luxembourg S.à r.l.
AMRI Hungary Zrt. “v.a.”
Albany Molecular Research Limited
Albany Molecular Research (UK) Limited
AMRI Burlington, Inc.